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Jane Lo <[redacted]

Test send - Beating Starbucks

Marketing Email Preview Send <noreply@hubspot.com> Tue, Feb 17, 2026 at 9:38 AM
Reply-To: Marketing Email Preview Send <noreply@hubspot.com>
To: [redacted]

P!NG



Hi there,

One of the questions we get a lot is:

“How are you ever going to beat Starbucks?”

Our answer surprises people.

We already are.

Not by opening more stores or spending billions on marketing but by delivering a **dramatically better customer experience**—and letting customers vote with their loyalty.

Reserve your spot here.

During our pilot, 67% of our orders were from returning customers, our super users showed up 30 to 35 times during a 3-month period, and the customer reactions speak for themselves.

Here's how we make it happen:

- **360 drinks made per hour.** It's rush hour without the parking lot rage.
- **Precision-brewed, zero-waste coffee** in partnership with Cometeer
- **True grab-and-go pickup**. No scanning, no waiting, no tipping
- **Highly customizable drinks** with quick reordering that remembers what you like and gets it right every time

In short: fast, delicious coffee without the nonsense.

We're now accepting early reservations to build our next wave of pods and prepare to scale.

And if you want to dig deeper, whether it's the tech, the unit economics, or how this all scales, just hit reply. We would love to walk you through it.

Warmly (and caffeinated),
Rob & Jane


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